JOURNAL COMMUNICATIONS, INC.
333 West State Street
Milwaukee, Wisconsin 53203

April 6, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Journal Communications, Inc. Registration Statement on Form S-3 (File No. 333-158390)

Ladies and Gentlemen:

        Reference is made to the Registration Statement on Form S-3 (File No. 333-158390) filed with the Securities and Exchange Commission by Journal Communications, Inc. (the “Company”) on April 3, 2009 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement immediately following the calculation of registration fee table:

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

        If you have questions or require additional information, please do not hesitate to contact the Company’s securities counsel, Benjamin F. Garmer III or Russell E. Ryba of Foley & Lardner LLP at 414-271-2400.

JOURNAL COMMUNICATIONS, INC.
By: /s/ Steven J. Smith
Name: Steven J. Smith
Title: Chairman and Chief Executive Officer